UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

OP Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

1000 Wilshire Boulevard, Suite 500
Address of Principal Executive Officer (Street and Number)

Los Angeles, CA 90017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OP Bancorp (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2026 (the “Form 10-Q”) by May 11, 2026, the original due date for such filing, without unreasonable effort or expense. Additional time is required for the Company to finalize the unaudited consolidated financial information and for the Company’s independent registered public accounting firm to complete interim review procedures.

The Company expects to file the Form 10-Q within the extension period of 5 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company does not expect any changes to previously reported financial results, including the financial results it reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 23, 2026.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jaehyun Park	(213)	593-4865
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OP BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2026	By:	/s/ Jaehyun Park
Jaehyun Park, Executive Vice President & Chief Financial Officer